Exhibit 99.1

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2020 (UNAUDITED)

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2020 and 31 December 2019

	Notes	30 June 2020	31 December 2019
		USD	USD
		Unaudited	Audited
ASSETS

Cash and short term deposits	3	318,711,923	312,213,087
Insurance receivables		175,397,132	112,974,844
Investments	4	329,577,126	253,721,954
Investments in associates	5	12,622,681	13,061,674
Reinsurance share of outstanding claims	6	175,576,213	176,212,424
Reinsurance share of unearned premiums		51,848,577	33,916,549
Deferred excess of loss premiums		4,325,565	15,172,707
Deferred policy acquisition costs		51,060,571	41,713,289
Other assets		8,683,821	7,754,225
Investment properties	7	23,754,653	25,712,312
Property, premises and equipment	8 (a)	11,939,678	12,734,842
Intangible assets	8 (b)	3,678,905	3,885,894
TOTAL ASSETS		1,167,176,845	1,009,073,801

LIABILITIES AND EQUITY

LIABILITIES
Gross outstanding claims	6	441,441,099	413,052,855
Gross unearned premiums		258,518,343	206,214,029
Insurance payables		75,708,513	53,543,737
Other liabilities		11,985,270	14,863,282
Deferred tax liabilities		58,383	346,824
Unearned commissions		13,190,740	8,909,989
TOTAL LIABILITIES		800,902,348	696,930,716

EQUITY
Issued share capital		-	143,375,678
Common shares at par value	9	484,388	-
Additional paid in capital	18	-	2,773,000
Share premium	18	154,224,836	-
Warrants	18	12,213,000	-
Treasury shares	10	-	(20,102,500)
Foreign currency translation reserve		(385,310)	(332,785)
Fair value reserve		6,432,074	4,273,914
Retained earnings		193,305,509	182,155,778
TOTAL EQUITY		366,274,497	312,143,085
TOTAL EQUITY AND LIABILITIES		1,167,176,845	1,009,073,801

The attached notes 1 to 19 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the periods ended 30 June 2020 and 2019 (Unaudited)

	Notes	For the six months ended 30 June
		2020	2019
		USD	USD

Gross written premiums		236,500,668	186,330,192
Reinsurers’ share of insurance premiums		(65,878,458)	(49,039,789)
Net written premiums		170,622,210	137,290,403
Change in unearned premiums		(52,304,314)	(38,209,299)
Reinsurers’ share of change in unearned premiums		17,932,028	4,394,249
Net change in unearned premiums		(34,372,286)	(33,815,050)
Net premiums earned		136,249,924	103,475,353
Claims and claim adjustment expenses	6	(94,611,149)	(79,928,276)
Reinsurers’ share of claims	6	30,324,377	24,550,285
Net claims and claim adjustment expenses		(64,286,772)	(55,377,991)
Commissions earned		8,217,257	7,260,763
Policy acquisition costs		(34,087,064)	(29,270,656)
Net policy acquisition expenses		(25,869,807)	(22,009,893)

Net underwriting results		46,093,345	26,087,469

General and administrative expenses		(22,423,364)	(18,503,774)
Net investment income	12	3,052,374	7,292,252
Share of (loss) profit from associates		(438,993)	109,344
Impairment loss on insurance receivables		(2,177,998)	-
Other revenues		117,174	900,161
Other expenses		(605,463)	(1,215,431)
Listing related costs	18	(3,366,390)	-
(Loss) gain on foreign exchange		(8,658,231)	424,184
Profit before tax		11,592,454	15,094,205

Income tax		(432,723)	(196,109)
Profit for the period		11,159,731	14,898,096
Earnings per share Basic and diluted earnings per share attributable to equity holders	14	0.26	0.43

The attached notes 1 to 19 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the periods ended 30 June 2020 and 2019 (Unaudited)

	For the six months ended 30 June
	2020	2019
	USD	USD

Profit for the period	11,159,731	14,898,096

Other comprehensive income to be reclassified to profit or loss in subsequent periods

Net change in fair value reserve during the period for bonds at fair value through other comprehensive income	5,718,852	3,493,667
Currency translation difference	(52,525)	7,970

Other comprehensive income which will not be reclassified to profit or loss in subsequent periods

Net change in fair value reserve during the period for equities at fair value through other comprehensive income	(3,560,692)	(487,500)
Other comprehensive income for the period	2,105,635	3,014,137
Total comprehensive income for the period	13,265,366	17,912,233

The attached notes 1 to 19 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the periods ended 30 June 2020 and 2019 (Unaudited)

	Note	For the six months ended 30 June
		2020	2019
		USD	USD
Operating Activities
Profit for the period before tax		11,592,454	15,094,205
Adjustments for:
Impairment loss on insurance receivables		2,177,998	-
Gain on sale of premises and equipment		-	(22,565)
Depreciation		909,783	870,593
Amortization		213,378	207,464
Net share of loss (profit) from associates		438,993	(109,344)
Lease interest expense		49,618	44,323
Realized gain on sale of investments, net		(1,525,133)	(445,459)
Realized loss on sale of investment properties		41,047	-
Unrealized loss on investment properties		723,801	-
Expected credit loss on financial assets at FVOCI		64,697	-
Expected credit loss on financial assets at amortized cost		515	-
Unrealized loss (gain) on revaluation of financial assets at FVTPL		2,853,821	(984,002)
Loss on foreign exchange		8,658,231	(424,184)
Cash from operations before working capital changes		26,199,203	14,231,031
Insurance receivables		(65,484,778)	(12,961,904)
Reinsurance share of outstanding claims		636,211	(4,394,249)
Reinsurance share of unearned premiums		(17,932,028)	7,310,797
Deferred excess of loss premiums		10,847,142	8,332,157
Deferred policy acquisition costs		(9,347,282)	(4,456,813)
Other assets		(929,595)	(1,690,412)
Gross outstanding claims		28,388,244	12,780,901
Gross unearned premiums		52,304,314	38,209,299
Insurance payables		22,164,776	(7,963,199)
Unearned commissions		4,280,751	(790)
Other Liabilities		(2,608,509)	(2,420,339)
Term deposits		(25,281,101)	(65,876,834)
Purchase of investments		(129,506,691)	(42,911,024)
Additions to investment properties		(43,632)	(441,844)
Proceeds from sale of investment properties		1,236,443	-
Proceeds from sale and maturity of investments		52,624,363	27,650,202
Income tax paid		(677,226)	-
Net cash used in operating activities		(53,129,395)	(34,603,021)

Investing Activities
Purchase of premises and equipment		(114,619)	(165,553)
Proceeds from sale of premises and equipment		-	22,565
Purchase of intangible assets		(6,389)	(538,985)
Net cash used in investing activities		(121,008)	(681,973)

Financing Activities
Cash injection in connection with Business Combination	18	120,821,120	-
Consideration paid to shareholders as deemed settlement for shares	18	(80,000,000)	-
Dividends paid		-	(5,455,027)
Treasury shares		-	(5,052,500)
Lease liability payments		(318,139)	(234,999)
Net cash from (used in) financing activities		40,502,981	(10,742,526)

Net change in cash and cash equivalents		(12,747,422)	(46,027,520)
Net foreign exchange differences		(6,034,843)	(425,814)
Cash and cash equivalents at the beginning of the period	3	192,459,867	184,732,364
Cash and cash equivalents at the end of the period	3	173,677,602	138,279,030

The attached notes 1 to 19 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the periods ended 30 June 2020 and 2019 (Unaudited)

	Issued share capital	Common shares	Additional paid in capital	Share premium	Warrants	Treasury shares	Foreign currency translation reserve	Fair value reserve	Retained earnings	Total
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD

As at 1 January 2019	143,375,678	-	2,773,000	-	-	(15,050,000)	(294,929)	953,704	169,406,433	301,163,886
Profit for the period	-	-	-	-	-	-	-	-	14,898,096	14,898,096
Other comprehensive income	-	-	-	-	-	-	7,970	3,006,167	-	3,014,137
Total comprehensive income	-	-	-	-	-	-	7,970	3,006,167	14,898,096	17,912,233
Purchase of treasury shares (note 10)	-	-	-	-	-	(5,052,500)	-	-	-	(5,052,500)
Dividends paid during the period (note 11)	-	-	-	-	-	-	-	-	(5,455,027)	(5,455,027)
As at 30 June 2019	143,375,678	-	2,773,000	-	-	(20,102,500)	(286,959)	3,959,871	178,849,502	308,568,592

As at 1 January 2020	143,375,678	-	2,773,000	-	-	(20,102,500)	(332,785)	4,273,914	182,155,778	312,143,085
Profit for the period	-	-	-	-	-	-	-	-	11,159,731	11,159,731
Other comprehensive income	-	-	-	-	-	-	(52,525)	2,158,160	-	2,105,635
Total comprehensive income	-	-	-	-	-	-	(52,525)	2,158,160	11,159,731	13,265,366
Issuance of shares in connection with Business Combination (note 18) and (note 9) - at par value of USD 0.01	-	484,388	-	-	-	-	-	-	-	484,388
Issuance of warrants in connection with Business Combination (note 18)	-	-	-	-	12,213,000	-	-	-	-	12,213,000
Combination Consideration paid to shareholders as deemed settlement for shares (note 18)		-	-	(80,000,000)	-	-	-	-	-	(80,000,000)
Business Combination elimination adjustments (note 18)	(143,375,678)	-	(2,773,000)	234,224,836	-	20,102,500	-	-	(10,000)	108,168,658
As at 30 June 2020	-	484,388	-	154,224,836	12,213,000	-	(385,310)	6,432,074	193,305,509	366,274,497

The attached notes 1 to 19 form part of these interim condensed consolidated financial statements

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

1. CORPORATE INFORMATION

International General Insurance Holdings Ltd. (“the Company”) is an exempted limited liability company registered and incorporated in Bermuda under the Companies Act of 1981 on 28 October 2019. The principal activities of the Company are to invest in companies engaged in the business of insurance and reinsurance. The Company’s registered office is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda.

On 17 March 2020, the definitive business agreement between International General Insurance Holdings Limited - Dubai (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective. As a result of the completion of the Business Combination, the Company became a new public company listed on the Nasdaq Capital Market under the symbol “IGIC” and owned by the former stockholders of Tiberius and the former shareholders of IGI and each of IGI and Tiberius became the Company’s subsidiaries.

The transaction is accounted for as a continuation of IGI. Under this method of accounting, while the Company is the legal acquirer of both IGI and Tiberius, IGI has been identified as the accounting acquirer of Tiberius for accounting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI’s senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the board of directors of the Company following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company.

As Tiberius does not meet the definition of a business as defined in IFRS 3 - Business Combinations (“IFRS 3”), the purchase of the shares of the former owners of Tiberius is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2 - Share-based payments (“IFRS 2”). Hence, the transaction was accounted for as the continuance of IGI with recognition of the identifiable assets acquired and the liabilities assumed of Tiberius at fair value. Operations prior to the transaction are those of IGI from an accounting point of view.

The Company and its subsidiaries (together “the Group”) operate in the Bermuda, United Kingdom, Jordan, Morocco, Malaysia, United Arab Emirates and the Cayman Islands.

The interim condensed consolidated financial statements were authorized for issue in accordance with a resolution of the Board of Directors on 13 August 2020.

2. BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six months ended 30 June 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as at 31 December 2019. In addition, results for the six months ended 30 June 2020 are not necessarily indicative of the results that may be expected for the financial year ending 31 December 2020.

The interim condensed consolidated financial statements are prepared on a going concern basis under the historical cost convention modified to include the measurement at fair value of financial assets and investment properties at fair value through profit or loss, and financial assets at fair value through other comprehensive income. financial assets measured at fair value through profit and loss include quoted funds, alternative investments and quoted equities. Financial assets at fair value through other comprehensive income include quoted and unquoted equities.

On 30 January 2020, the World Health Organization declared the outbreak of coronavirus (“COVID-19”) to be a public health emergency of international concern. This coronavirus outbreak has severely restricted the level of economic activity around the world. In response to this coronavirus outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

2. BASIS OF PREPARATION (continued)

The full extent to which the COVID-19 pandemic may impact Group’s results, operations or liquidity is uncertain. Management continues to monitor the impact that the COVID-19 pandemic has on the Group, the insurance industry and the economies in which the Group operates.

Management has performed a COVID-19 impact analysis as part of its going concern assessment using information available as of the date of release of the Company’s unaudited condensed consolidated financial statements as of and for the six months ended 30 June 2020. The analysis has modelled a number of adverse scenarios to assess the potential impact that COVID-19 may have on the Group’s operations, liquidity, solvency and capital position as well as a reverse stress test to assess the stresses the period end balance sheet would have to endure before there was a breach of the Group’s required solvency ratios. These stresses include increased counterparty defaults, falls in property and equity values, credit spread widening, currency movements and increases in the value of claims.

This analysis indicates that the Group’s solvency position is and will likely remain within the Group’s “Capital Management Framework” targets, allowing the Group to exceed its regulatory capital requirements without the need for mitigating management actions. Management believes that the preparation of the Group’s financial statements on a going concern basis remains appropriate and that the Group will continue to meet its regulatory solvency requirements and liabilities with sufficient liquidity for a period of at least one year after the date of the unaudited condensed consolidated financial statements as of and for six month period ended 30 June 2020.

Based on the initial analyses, the Group is well positioned to experience a manageable impact from COVID-19 particularly in respect of its underwriting portfolio which is not materially exposed to the classes of business which are largely impacted by COVID-19. To date, this assessment is supported by the fact that as of 30 June 2020, management’s best estimates of the specific reserves in respect of COVID-19 related claims are not considered to be significant.

The Group also writes professional indemnity coverage within our casualty line of business which includes a portfolio of insurance brokers on which the Group has received notifications in respect of business interruption coverage. This portfolio is predominantly written on an excess layer basis with high attachment points and, although this portfolio accounts for the majority of the COVID-19 notifications received to date, the notifications to date are considered precautionary on the part of the broker.

With respect to claims administration, the Group has not evidenced a discernible impact on the reporting and settlement of claims, as the third-party loss adjusters and other appointed experts, in conjunction with the Group’s inhouse claims function, have demonstrated an ability to adapt effectively to the virtual world in servicing claims.

In addition, the combination of a modest allocation to equities and the high quality and diversified nature of the Group’s bond and term deposits has protected the Group from material negative mark to market adjustment in its investments portfolio.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

2. BASIS OF PREPARATION (continued)

Basis of consolidation

The interim condensed consolidated financial statements comprise the financial statements of International General Insurance Holdings Ltd. and its subsidiaries as at 30 June 2020. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

●	Exposure, or rights, to variable returns from its involvement with the investee, and

●	The ability to use its power over the investee to affect its returns

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement with the other vote holders of the investee

●	Rights arising from other contractual arrangements

●	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

●	Derecognizes the assets (including goodwill) and liabilities of the subsidiary;

●	Derecognizes the carrying amount of any non-controlling interest;

●	Derecognizes the cumulative translation differences, recorded in equity, if any;

●	Recognizes the fair value of the consideration received;

●	Recognizes the fair value of any investment retained;

●	Recognizes any surplus or deficit in profit or loss; and

●	Reclassifies the parent’s share of components previously recognised in other comprehensive income to profit or loss or retained earnings, as appropriate.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

2. BASIS OF PREPARATION (continued)

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

The Group has the following subsidiaries and branches:

			Ownership
	Country of incorporation	Activity	30 June 2020	31 December 2019

International General Insurance Holdings Limited - Dubai	United Arab Emirates	Reinsurance and insurance	100%	-
Tiberius Acquisition Corporation	United States of America	Special purpose acquisition company	100%	-
The following entities are wholly owned by the subsidiary International General Insurance Holdings Limited - Dubai:
IGI Underwriting /Jordan “Exempted”	Jordan	Underwriting agency	100%	100%
North Star Underwriting Limited	United Kingdom	Underwriting agency	100%	100%
International General Insurance Co. Ltd.	Bermuda	Reinsurance and insurance	100%	100%
The following entities are wholly owned subsidiaries and branches by International General Insurance Co. Ltd. Bermuda:
Subsidiaries:
International General Insurance Company (UK) Limited	United Kingdom	Reinsurance and insurance	100%	100%
International General Insurance Company (Dubai) Ltd.	United Arab Emirates	Insurance intermediation and insurance management	100%	100%
Specialty Malls Investment Company	Jordan	Real estate properties development and lease	100%	100%
IGI Services Ltd	Cayman Islands	Owning and chartering aircraft	100%	100%
Branches:
International General Insurance Company Ltd. - Labuan Branch	Malaysia	Reinsurance and insurance	100%	100%

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

2. BASIS OF PREPARATION (continued)

Changes in accounting policies

The accounting policies used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements for the year ended 31 December 2019.

There are no new standards or amendments effective in 2020 that have a material impact on the Group’s interim condensed consolidated financial statements.

3. CASH AND SHORT TERM DEPOSITS

	30 June 2020	31 December 2019
	USD	USD

Cash and bank balances*	160,742,490	167,767,393
Deposits with original maturities of three months or less	12,935,112	24,692,474
Deposits with original maturities of over three months and less than one year**	145,034,321	119,753,220
	318,711,923	312,213,087

*	This item includes cash with an amount of USD 5,400,000 placed in a trust account in favor of the National Association of Insurance Commissioners (NAIC) to secure policyholders’ obligations in relation to US surplus and excess lines business licensed effective 1 April 2020 (31 December 2019: USD Nil).

**	This item includes a deposit with an amount of USD 5,000,000 (31 December 2019: USD Nil) placed in favor of the Group as collateral against reinsurance arrangements.

The deposits are denominated in US Dollars and dollar pegged currencies and are held for varying periods between one month to one year depending on the immediate cash requirements of the Group.

For the purpose of the interim condensed consolidated statement of cash flows, cash and cash equivalents comprise the following at 30 June 2020 and 31 December 2019:

	30 June 2020	31 December 2019
	USD	USD

Cash and bank balances	160,742,490	167,767,393
Deposits with original maturities of three months or less	12,935,112	24,692,474
	173,677,602	192,459,867

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

4. INVESTMENTS

	30 June 2020
	Amortized Cost	Fair value through other comprehensive income	Fair value through statement of income	Total
	USD	USD	USD	USD

Unquoted bonds*	3,197,915	-	-	3,197,915
Quoted bonds	-	287,971,277	-	287,971,277
Quoted funds and alternative investments	-	-	8,050,573	8,050,573
Quoted equities	-	12,571,665	11,103,608	23,675,273
Unquoted equities **	-	6,950,226	-	6,950,226
Expected credit losses and impairment	(268,138)	-	-	(268,138)
	2,929,777	307,493,168	19,154,181	329,577,126

	31 December 2019
	Amortized Cost	Fair value through other comprehensive income	Fair value through statement of income	Total
	USD	USD	USD	USD

Unquoted bonds*	3,235,896	-	-	3,235,896
Quoted bonds	-	208,525,361	-	208,525,361
Quoted funds and alternative investments	-	-	8,261,033	8,261,033
Quoted equities	-	14,628,558	13,544,542	28,173,100
Unquoted equities **	-	5,794,187	-	5,794,187
Expected credit losses and impairment*	(267,623)	-	-	(267,623)
	2,968,273	228,948,106	21,805,575	253,721,954

The movement on the expected credit losses and impairment provision for the bonds at amortized cost is as follows:

	30 June 2020	31 December 2019
	USD	USD

Opening balance	267,623	280,450
Charge (release) of provision for investment in debt securities	515	(12,827)
Ending balance	268,138	267,623

*	The Group has an investment in an unquoted bond denominated in JOD (USD pegged currency) issued by ‘Specialized Investment Compound Co.’ a local company based in Jordan with a maturity date of 22nd February 2016. Said company is currently under liquidation, due to which 85% of original bond holdings with nominal value amounted to USD 1,235,543 were not paid on that maturity date.

These bonds are backed up by collateral in the form of real estate properties. The fair value of the collateral is USD 1,674,861 based on the latest market valuation report provided by the bond custodian in 2018. However, the Group management has provided USD 250,000 to cover any potential impairment in the value of the collateral held against said investment.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

4. INVESTMENTS (continued)

**	The Group has two unquoted equity investments under level 3 designated at fair value through OCI valued at USD 6,503,826 (31 December 2019: USD 5,261,387) and USD 446,400 (31 December 2019: USD 532,800). As at 30 June 2020 and 31 December 2019, the Group has measured the fair value of the unquoted investments by adopting a market valuation approach namely ‘multiples-based valuation’ whereby earnings-based multiples of comparable companies were considered for the valuation. There are no active markets for these investments and the Group intends to hold them for the long term.

The table below shows the sensitivity of the fair value of Level 3 assets to changes in unobservable inputs to a reasonable alternative for the six months periods ended 30 June 2020 and 30 June 2019:

	%	Positive impact	Negative impact	Valuation variables
		USD	USD

30 June 2020	+/- 10	572,272	(508,811)	Market multiples applied to a range of financial performance measures***

30 June 2019	+/- 10	598,808	(598,808)	Price of most recent sale transaction

***	As at 30 June 2020, the fair value measurement of the unquoted equity investment valued at USD 6,503,826 was based on a combination of valuation multiples, with greater weight given to price to book value multiple. This has implied an equity value range of USD 5,997,813 to USD 6,997,327.

5. INVESTMENTS IN ASSOCIATES

The Group holds 32.7% equity ownership interest in companies registered in Lebanon as shown below, the investments in associated companies are accounted for using the equity method:

	Country of	Ownership
	incorporation	2020	2019

Star Rock SAL Lebanon	Lebanon	32.7%	32.7%
Sina SAL Lebanon	Lebanon	32.7%	32.7%
Silver Rock SAL Lebanon	Lebanon	32.7%	32.7%
Golden Rock SAL Lebanon	Lebanon	32.7%	32.7%

Movement on investments in associates is as follows:

	30 June 2020	31 December 2019
	USD	USD

Opening balance	13,061,674	13,437,778
Share of associated companies’ financial results	253	(6,393)
Investment properties fair value adjustment	(689,246)	(495,736)
Reversal of (provision) for contingent liabilities	250,000	126,025
Share of profit or loss from associates	(438,993)	(376,104)
	12,622,681	13,061,674

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

5. INVESTMENTS IN ASSOCIATES (continued)

The associates’ main business is investing in investment properties. The investment properties of the associates are stated at fair value to bring the associated companies accounting policies in line with the Group’s. The fair value of the investment properties has been determined by management and in doing so has considered valuation performed by third party specialist. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The unit of comparison applied by the Group is the price per square meter (sqm) which represents the significant unobservable input used in the valuation process.

All the investment properties generated rental income during the current period and the prior years

The sensitivity of the Group’s interim condensed statement of income for the six months periods ended 30 June 2020 and 30 June 2019 to the change in the price used for the valuation of the investment properties owned by the associates was as follows:

	%	Impact on statement of income for the increase in price per square meter	Impact on statement of income for the decrease in price per square meter
		USD	USD

30 June 2020	+/- 20	2,756,984	(2,756,984)
30 June 2019	+/- 20	3,609,638	(3,609,638)

6. OUTSTANDING CLAIMS

Movement in outstanding claims

	30 June 2020			31 December 2019
	Gross	Reinsurers’ share	Net	Gross	Reinsurers’ share	Net
	USD	USD	USD	USD	USD	USD
At the beginning of the period / year
Reported claims	292,722,079	(163,190,980)	129,531,099	285,770,257	(170,124,934)	115,645,323
Claims incurred but not reported	120,330,776	(13,021,444)	107,309,332	98,609,584	(17,440,448)	81,169,136
	413,052,855	(176,212,424)	236,840,431	384,379,841	(187,565,382)	196,814,459

Claims paid	(66,222,905)	30,960,588	(35,262,317)	(131,151,122)	53,113,606	(78,037,516)
Provided during the period / year related to current accident year	116,913,637	(41,438,132)	75,475,505	150,799,594	(26,443,648)	124,355,946
Provided during the period / year related to previous accident years	(22,302,488)	11,113,755	(11,188,733)	9,024,542	(15,317,000)	(6,292,458)
At the end of the period / year	441,441,099	(175,576,213)	265,864,886	413,052,855	(176,212,424)	236,840,431

At the end of the period / year
Reported claims	290,764,771	(152,486,635)	138,278,136	292,722,079	(163,190,980)	129,531,099
Claims incurred but not reported	150,676,328	(23,089,578)	127,586,750	120,330,776	(13,021,444)	107,309,332
	441,441,099	(175,576,213)	265,864,886	413,052,855	(176,212,424)	236,840,431

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

7. INVESTMENT PROPERTIES

The following table includes summarized information of the Group’s investment properties:

	30 June 2020
	Commercial building	Lands*	Total
	USD	USD	USD

Opening balance	20,063,304	5,649,008	25,712,312
Additions	1,319	42,313	43,632
Sale of investment properties	-	(1,277,490)	(1,277,490)
Fair value adjustment	(498,636)	(225,165)	(723,801)
Ending balance	19,565,987	4,188,666	23,754,653

	31 December 2019
	Commercial building	Lands*	Total
	USD	USD	USD

Opening balance	20,312,477	10,342,737	30,655,214
Additions	-	745,281	745,281
Sale of investment properties	-	(5,383,701)	(5,383,701)
Fair value adjustment	(249,173)	(55,309)	(304,482)
Ending balance	20,063,304	5,649,008	25,712,312

*	Lands amounting to USD 4,188,666 as at 30 June 2020 (31 December 2019: USD 5,649,008) are registered in the name of a former Director. The Group has obtained a proxy and has full control over these investment properties.

The fair value of investment properties has been determined by management and in doing so has considered a valuation performed by third parties who are specialists in valuing these types of investment properties. The valuation model used was in accordance with that recommended by the International Valuation Standards Committee. The investment properties are valued using the sales comparison approach. Under the sales comparison approach, a property’s fair value is estimated based on comparable transactions. The sales comparison approach is based upon the principle of substitution under which a potential buyer will not pay more for the property than it will cost to buy a comparable substitute property. The management believes that this valuation technique falls under level 3 of the fair value hierarchy since investment properties market is not very active.

The sensitivity of the Group’s interim condensed statement of income for the six months periods ended 30 June 2020 and 30 June 2019 to the change in the price used for the valuation of the investment properties was as follows:

	%	Average price per square meter	Impact on statement of income for the increase in price per square meter	Impact on statement of income for the decrease in price per square meter
		USD	USD	USD
Commercial building

30 June 2020	+/- 10	1,094	1,956,599	(1,956,599)
30 June 2019	+/- 10	1,139	2,031,247	(2,031,247)

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

7. INVESTMENT PROPERTIES (continued)

	%	Average price per square meter	Impact on statement of income for the increase in price per square meter	Impact on statement of income for the decrease in price per square meter
		USD	USD	USD
Lands

30 June 2020	+/- 10	195	418,867	(418,867)
30 June 2019	+/- 10	151	1,078,458	(1,078,458)

8 (a). PROPERTY, PREMISES AND EQUIPMENT

The additions to the property and equipment during the six-months period ended 30 June 2020 were USD 114,619 (30 June 2019: USD 165,553). The depreciation expense for the six-months period ended 30 June 2020 was USD 909,783 (30 June 2019: USD 870,593).

Pursuant to the application of IFRS 16, the Group has recognized a total amount of USD 1,235,394 as a right-of-use assets for the leased offices (31 December 2019: USD 1,715,606). During the period ended 30 June 2020, interest expense amounted to USD 49,618 (30 June 2019: USD 44,323) and depreciation expense of USD 278,267 (30 June 2019: USD 208,347) was recognized for the leased assets.

As part of its COVID – 19 impact analysis, the management has assessed the recoverable amounts of the Property, premises and equipment and as a result no impairment indications have been identified as at 30 June 2020.

8 (b). INTAINGIBLE ASSETS

The purchases of the intangible assets during the six-months period ended 30 June 2020 were USD 6,389 (30 June 2019: USD 538,985). The amortization expense for the six-months period ended 30 June 2020 was USD 213,378 (30 June 2019: USD 207,464).

Effective 1 April 2020, the Group has fully implemented a new core insurance system and transferred the work in progress amount to the software and licenses account within intangible assets.

9. COMMON SHARES

Under the Amended and Restated Bye-laws, the authorized share capital of the Group consists of 750,000,000 common shares, par value USD 0.01 per share, and 100,000,000 preference shares, par value USD 0.01 per share. As at 31 December 2019 as well as immediately prior to the closing of the Business Combination on 17 March 2020 (the “Closing”), the Company was authorized to issue 1,000 common shares, USD 0.01 par value per share and 1,000 preference shares, USD 0.01 par value per share, and there was one common share issued and outstanding and no preference shares issued and outstanding. As at 17 March 2020, subsequent to the Closing, and as at 30 June 2020, the authorized share capital was increased and there were 48,447,306 common shares issued and outstanding (including 3,012,500 common shares (“Earnout Shares”) subject to vesting but which are issued and outstanding for purposes of voting and receipt of dividends), and no preference shares issued and outstanding. All of the issued and outstanding common shares are fully paid.

In connection with the finalization of the purchase price under the Business Combination Agreement, all escrow shares were released from escrow and 8,555 shares were cancelled. Following the cancellation, the Group has 48,438,751 shares outstanding (including the 3,012,500 unvested shares).

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

9. COMMON SHARES (continued)

The following table sets out the number of common shares issued and outstanding as at 30 June 2020:

	30 June 2020
	No. of shares	Par value
		USD
Common shares (par value of USD 0.01)	45,426,251	454,263
Earnout Shares (par value of USD 0.01)	3,012,500	30,125
	48,438,751	484,388

*	The Earnout Shares are subject to vesting at stock prices ranges from USD 11.50 to 15.25. The Earnout Shares are considered outstanding shares and have dividend and voting rights, however the Earnout Shares are non-transferable by their holders until they vest and, if the Earnout Shares don’t vest on or prior to 17 March 2028, they will be cancelled by the Company.

10. TREASURY SHARES

The general shareholders meeting approved in its extraordinary meeting dated 24 November 2013 the purchase of the Group’s own shares up to 15% of the issued shares and to be treated as treasury shares in accordance with the applicable DIFC laws and regulations. Pursuant to the above authorization, 2,350,000 treasury shares were purchased during the year 2019 which were recorded at an amount of USD 5,052,500. Total treasury shares as at 31 December 2019 was USD 20,102,500. During 2020, Treasury shares were eliminated as part of the Business Combination transaction.

11. DIVIDENDS PAID

There were no dividends paid or declared during the six months period ended 30 June 2020 (30 June 2019: The Board of Directors resolved in its meeting held on 21 March 2019, to pay a dividend of USD 0.04 per share excluding treasury shares amounting to USD 5,455,027 related to the year ended 31 December 2018).

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

12. Net INVESTMENT InCOME

	For the six months ended 30 June
	2020	2019
	USD	USD

Interest income	5,411,973	5,432,395
Dividends from equities at FVTOCI	84,445	696,640
Dividends from equities at FVTPL	356,876	290,339

Realized gains and losses on investments

Realized loss on sale of bonds at FVTOCI	(113,313)	(340,783)
Realized gain on sale of equities and mutual funds at FVTPL	1,638,446	786,242

Unrealized gains and losses on investments

Unrealized (loss) gain on revaluation of financial assets at FVTPL	(2,853,821)	984,002

Gains and losses from investment properties

Realized loss on sale of investment properties	(41,047)	-
Unrealized loss on investment properties *	(723,801)	-
Rental income	83,971	99,283

Expected credit losses on investments

Expected credit loss on financial assets at FVOCI **	(64,697)	-
Expected credit loss on financial assets at amortized cost **	(515)	-

Investments custodian fees and other investments expenses	(726,143)	(655,866)
	3,052,374	7,292,252

*	As at 30 June 2019, management was of the opinion that the fair value of the investment properties carrying amount at that date approximates the fair valuation performed on 31 December 2018, therefore no fair value adjustments were recorded for the six months ended 30 June 2019.

**	As at 30 June 2019, the amount of the provision for expected credit loss was approximating the provision amount on 31 December 2018, therefore no expected credit loss was recorded for the six months ended 30 June 2019.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

13. Related party transactions

Related parties represent major shareholders, associates, directors and key management personnel of the Group and entities controlled, jointly controlled or significantly influenced by such parties, pricing policies and terms of these transactions are approved by the Group’s management.

■	Compensation of key management personnel of the Group for the period ended 30 June 2020, consisting of salaries and benefits was USD 4,749,342 (30 June 2019: USD 3,568,771). Out of the total amount of key management personnel compensation, an amount of USD 1,072,764 (30 June 2019: USD Nil) represents long-term benefits. These long-term benefits represent a phantom share option plan linked to the value of an ordinary share of the Group. As a result of the business combination (note 18), the phantom share option plan has been terminated effective 17 March 2020.

■	The Group has paid aircraft management fees and chartering revenues commission in the amount of USD 52,189 (30 June 2019: USD 118,204) to Arab wings Co. which is owned by a shareholder. As at 30 June 2020, there was an amount of USD 31,370 payable to Arab Wings Co. (31 December 2019: USD 196,214).

■	Balances due from key management personnel of the Group as at 30 June 2020 was USD 83,699 (31 December 2019: USD 92,772).

■	During the year 2019, the Group entered into a share buyback agreement with a director and shareholder whereby 2,350,000 treasury shares were purchased with total amount of USD 5,052,500. The above transaction arose as a result of an advance of USD 5,000,000 for investment in a company where the director and major shareholder has a controlling interest. The investment was not completed and in exchange for the advanced funds, the Group purchased the above treasury shares. During 2020, Treasury shares were eliminated as a part of the Business Combination transaction.

■	Included within the investment properties (note 7) are lands with a total amount of USD 4,188,666 (31 December 2019: USD 5,649,008) registered in the name of a former Director of the Group. The Group has obtained a proxy over these investment properties.

14. EaRNINGS PER SHARE

Basic earnings per share represents the profits attributable to the ordinary shareholders divided by the weighted average number of common shares outstanding during the periods.

Diluted earnings per share represents the profits attributable to the ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table shows the calculation of the basic and diluted earnings per share for the six months ended 30 June 2020 and 2019.

	For the six months ended 30 June
	2020	2019
	USD	USD

Profit for the period	11,159,731	14,898,096
Less: profit attributable to the Earnout Shares (note 9)	(694,045)	-
Net profit available to common shareholders	10,465,686	14,898,096

Weighted average number of shares – basic and diluted	40,630,159	34,586,954

Basic and diluted earnings per share	0.26	0.43

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

14. EaRNINGS PER SHARE (continued)

The profit for the period was adjusted for the earnings attributable to the Earnout Shares subject to vesting but which are issued and outstanding for purposes of voting and receipt of dividends.

As at 30 June 2020, the vesting condition attached to the Earnout Shares have not been met, therefore the Earnout Shares were not included in the weighted average number of ordinary shares for both the basic and diluted earnings per share.

At the closing of the Business Combination the Company issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company (note 18). The warrants were not included in the calculation of the diluted earnings per shares, as the average market price of ordinary shares during the period has not exceeded the exercise price of the warrants and therefore their effect would be antidilutive.

15. COMMITMENTS AND CONTINGENCIES

As of the date of the interim condensed consolidated financial statements, the Group is contingently liable for the following:

■	Letters of Credit amounting to USD 7,993,798 to the order of reinsurance companies for collateralizing insurance contract liabilities in accordance with the reinsurance arrangements (31 December 2019: USD 7,993,798).

■	Letter of Guarantee amounting to USD 299,479 to the order of Friends Provident Life Assurance Limited for collateralizing a rent payment obligation in one of the Group entity's office premises (31 December 2019: USD 318,780).

Litigations

The Group is currently engaged in an arbitration proceeding with certain reinsurers represented by an underwriting agent (“agent”) with respect to certain matters related to the Group’s outward reinsurance program for the years 2012 to 2017.

The Group commenced the arbitration proceeding with the agent for these reinsurers after they failed to make payment of approximately USD 5.7 million which the Group believes is due from them (based on figures as at 30 June 2019). As at 30 June 2020, the Group is seeking to recover approximately USD 12.8 million from the reinsurers, plus interest and legal costs. In response, the agent alleges that certain matters were not adequately disclosed and is seeking to avoid the policies. The Group believes that the allegations are without merit and will vigorously defend itself in this matter. Accordingly, no provision for any liability has been made in these financial statements.

Were the policies in question to be avoided, approximately USD 34.1 million of premiums paid by the Group to the reinsurers would be returned to the Group, and the Group would similarly return approximately USD 29.6 million of claims previously paid by the reinsurers and would not collect a further USD 12.8 million which the Group believes is due from the reinsurers as at 30 June 2020. In addition, the Group would be unable to make further recoveries under the policies in respect of claims it is yet to pay and would not be required to pay any further premiums to the reinsurers.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

16. Fair value

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation techniques:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

	30 June 2020
	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD

FVTPL	19,154,181	-	-	19,154,181
Quoted equities at FVOCI	12,571,665	-	-	12,571,665
Quoted bonds at FVOCI	287,971,277	-	-	287,971,277
Unquoted equities at FVOCI*	-	-	6,950,226	6,950,226
Investment properties	-	-	23,754,653	23,754,653
	319,697,123	-	30,704,879	350,402,002

	31 December 2019
	Level 1	Level 2	Level 3	Total
	USD	USD	USD	USD

FVTPL	21,805,575	-	-	21,805,575
Quoted equities at FVOCI	14,628,558	-	-	14,628,558
Quoted bonds at FVOCI	208,525,361	-	-	208,525,361
Unquoted equities at FVOCI*	-	-	5,794,187	5,794,187
Investment properties	-	-	25,712,312	25,712,312
	244,959,494	-	31,506,499	276,465,993

* Reconciliation of fair value of the unquoted equities under level 3 fair value hierarchy is as follows:

	30 June 2020	31 December 2019
	USD	USD

Balance at the beginning of the period / year	5,794,187	5,988,087
Purchases	1,503,254	-
Total losses recognized in OCI	(347,215)	(193,900)
Balance at the end of the period / year	6,950,226	5,794,187

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

17. Segment Reporting

The Group’s chief operating decision maker (“CODM”) is the Executive Committee, which periodically reviews financial information at the business line level. Thus, each of the business lines in which the Group operates are considered operating segments.

The Group has aggregated operating segments into the following reporting segments for the purposes of its interim condensed consolidated financial statements:

1.	Specialty Long tail (comprising business lines with underwriting risks assumed in form of liability insurance and of a long-term nature with respect to related claims).

2.	Specialty Short tail (comprising business lines with underwriting risks assumed in the form of property and specialty line insurance and of a short-term nature with respect to related claims).

3.	Reinsurance which covers the inward reinsurance treaty and is a single operating segment.

The Group is of the view that the quantitative and qualitative aspects of the aggregated operating segments are similar in nature for all periods presented. In evaluating the appropriateness of aggregating operating segments, the key indicators considered included but were not limited to: (i) nature of products, (ii) similarities of customer base, products, underwriting processes and outward reinsurance processes, (iii) regulatory environments and (iv) distribution methods.

Segment performance is evaluated based on net underwriting results and is measured consistently with the overall net underwriting results in the interim condensed consolidated financial statements.

The Group also has general and administrative expenses, net investment income, gain/loss on foreign exchange, other expenses/revenues and tax expense. These financial items are presented under “Corporate and Other” in the tables below as the Group does not allocate them to individual reporting segments.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

17. Segment Reporting (continued)

a) Segment disclosure for the Group’s consolidated operations is as follows:

	For the period ended 30 June 2020
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD	USD	USD	USD	USD	USD

Underwriting revenues
Gross written premiums	82,985,780	142,079,688	11,435,200	236,500,668	-	236,500,668
Reinsurer's share of insurance premiums	(12,455,192)	(53,423,266)	-	(65,878,458)	-	(65,878,458)
Net written premiums	70,530,588	88,656,422	11,435,200	170,622,210	-	170,622,210
Net change in unearned premiums	(6,133,165)	(25,156,399)	(3,082,722)	(34,372,286)	-	(34,372,286)
Net premiums earned	64,397,423	63,500,023	8,352,478	136,249,924	-	136,249,924

Underwriting deductions
Net policy acquisition expenses	(12,830,210)	(11,671,287)	(1,368,310)	(25,869,807)	-	(25,869,807)
Net claims and claim adjustment expenses	(32,105,230)	(30,507,425)	(1,674,117)	(64,286,772)	-	(64,286,772)
Net underwriting results	19,461,983	21,321,311	5,310,051	46,093,345	-	46,093,345

General and administrative expenses	-	-	-	-	(22,423,364)	(22,423,364)
Net investment income	-	-	-	-	3,052,374	3,052,374
Share of loss from associates	-	-	-	-	(438,993)	(438,993)
Impairment loss on insurance receivables	-	-	-	-	(2,177,998)	(2,177,998)
Other revenues	-	-	-	-	117,174	117,174
Other expenses	-	-	-	-	(605,463)	(605,463)
Listing related cost	-	-	-	-	(3,366,390)	(3,366,390)
Loss on foreign exchange	-	-	-	-	(8,658,231)	(8,658,231)
Profit (loss) before tax	19,461,983	21,321,311	5,310,051	46,093,345	(34,500,891)	11,592,454
Income tax	-	-	-	-	(432,723)	(432,723)
Profit for the period	19,461,983	21,321,311	5,310,051	46,093,345	(34,933,614)	11,159,731

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

17. Segment Reporting (continued)

	For the period ended 30 June 2019
	Specialty Long tail	Specialty Short tail	Reinsurance	Sub Total	Corporate and Other	Total
	USD	USD	USD	USD	USD	USD

Underwriting revenues
Gross written premiums	59,923,058	115,507,606	10,899,528	186,330,192	-	186,330,192
Reinsurer's share of insurance premiums	(3,738,488)	(45,301,301)	-	(49,039,789)	-	(49,039,789)
Net written premiums	56,184,570	70,206,305	10,899,528	137,290,403	-	137,290,403
Net change in unearned premiums	(11,132,821)	(20,075,859)	(2,606,370)	(33,815,050)	-	(33,815,050)
Net premiums earned	45,051,749	50,130,446	8,293,158	103,475,353	-	103,475,353

Underwriting deductions
Net policy acquisition expenses	(9,842,982)	(10,819,429)	(1,347,482)	(22,009,893)	-	(22,009,893)
Net claims and claim adjustment expenses	(26,475,530)	(24,389,421)	(4,513,040)	(55,377,991)	-	(55,377,991)
Net underwriting results	8,733,237	14,921,596	2,432,636	26,087,469	-	26,087,469

General and administrative expenses	-	-	-	-	(18,503,774)	(18,503,774)
Net investment income	-	-	-	-	7,292,252	7,292,252
Share of profit from associates	-	-	-	-	109,344	109,344
Other revenues	-	-	-	-	900,161	900,161
Other expenses	-	-	-	-	(1,215,431)	(1,215,431)
Gain on foreign exchange	-	-	-	-	424,184	424,184
Profit (loss) before tax	8,733,237	14,921,596	2,432,636	26,087,469	(10,993,264)	15,094,205
Income tax	-	-	-	-	(196,109)	(196,109)
Profit for the period	8,733,237	14,921,596	2,432,636	26,087,469	(11,189,373)	14,898,096

b) Non – current operating assets information by geography as at 30 June 2020 and 31 December 2019 are as follows:

	30 June 2020	31 December 2019
	USD	USD

Middle East	37,860,059	40,581,053
North Africa	8,537	25,093
UK	1,408,504	1,622,236
Asia	96,136	104,666
	39,373,236	42,333,048

Non-current assets for this purpose consist of property, plant and equipment, right-of-use assets, investment properties and intangible assets.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

18. Business COMBination

On 17 March 2020, the definitive business agreement between International General Insurance Holdings Limited - Dubai (“IGI”) and Tiberius Acquisition Corp. (NASDAQ: TIBR) (“Tiberius”), a publicly traded special purpose acquisition company, and certain related parties, was effective (the “Business Combination”). As a result of the completion of the Business Combination, the Company became a new public company owned by the former stockholders of Tiberius and the former shareholders of IGI and each of IGI and Tiberius became the Company’s subsidiaries.

Furthermore, in accordance with the Business Combination USD 80,000,000 of the transaction consideration was paid in cash to IGI former shareholders and accounted for as an adjustment against share premium in the interim condensed consolidated statement of equity.

At the closing of the Business Combination, the Company:

1)	Issued (1) 29,759,999 common shares to former shareholders of IGI in exchange for their IGI shares and (2) 18,687,307 common shares to former stockholders of Tiberius, including (i) 9,339,924 common shares issued in exchange for public shares of Tiberius common stock that remained outstanding and not redeemed immediately prior to the closing of the Business Combination, (ii) 4,132,500 common shares issued in exchange for Tiberius founder shares, including 3,012,500 common shares subject to vesting at prices ranging from USD 11.50 to USD 15.25 per share, (iii) 2,900,000 common shares issued in exchange for shares of Tiberius common stock that were issued to certain investors in a private placement pursuant to forward purchase agreements, and (iv) 2,314,883 common shares issued in exchange for shares of Tiberius common stock that were issued to certain investors in a private placement.

In connection with the finalization of the purchase price under the Business Combination Agreement, all escrow shares were released from escrow and 8,555 shares were cancelled. Following the cancellation, the Group has 48,438,751 shares outstanding (including the 3,012,500 unvested shares).

2)	In addition, on 17 March 2020 the Company issued 17,250,000 warrants, including (i) 12,750,000 warrants issued to former stockholders of Tiberius and (ii) 4,500,000 warrants that were issued in exchange for 4,000,000 Tiberius warrants transferred to Wasef Jabsheh and 500,000 Tiberius warrants transferred to Argo Re Ltd., a Bermuda exempted company. Immediately following the consummation of the Business Combination, the Company had outstanding 48,447,306 common shares (including 3,012,500 common shares subject to vesting but which are issued and outstanding for purposes of voting and receipt of dividends) and 17,250,000 warrants.

The fair value of warrants has been determined using the quoted price of the warrants on Nasdaq as of the date preceding the closing of business combination. Management considers this as more appropriate reflection of fair value of warrants as trading volume on the actual closing date of business combination was practically absent.

The exercise price and maximum number of ordinary shares from which the warrants are converted into ordinary shares of the Company are meeting the “fixed for fixed” criteria, hence the warrants are accounted for as equity instruments.

3)	Eliminated IGI issued share capital in the amount of USD 143,375,678 that ceased to exist upon consummation of the Business Combination.

4)	Eliminated IGI treasury shares in the amount of USD 20,102,500.

5)	Eliminated IGI additional paid in capital in the amount of USD 2,773,000.

6)	Adjusted the share premium as a result of the issuance of the common shares and warrants.

International General Insurance Holdings Ltd.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At 30 June 2020

18. Business COMBination (continued)

Accounting for the Business Combination

The transaction is accounted for as a continuation of International General Insurance Holdings Limited - Dubai (“IGI”). Under this method of accounting, while the Company is the legal acquirer of both IGI and Tiberius, IGI has been identified as the accounting acquirer of Tiberius for accounting purposes. This determination was primarily based on IGI comprising the ongoing operations of the combined company, IGI senior management comprising the senior management of the combined company, and the former owners and management of IGI having control of the board of directors following the consummation of the transaction by virtue of being able to appoint a majority of the directors of the combined company. As Tiberius does not meet the definition of a business as defined in IFRS 3 - Business Combinations (“IFRS 3”), the purchase of the shares of the former owners of Tiberius is not within the scope of IFRS 3 and is accounted for as a share-based payment transaction in accordance with IFRS 2- Share-based payments (“IFRS 2”). Hence, the transaction was accounted for as the continuance of IGI with recognition of the identifiable assets acquired and the liabilities assumed of Tiberius at fair value. Operations prior to the transaction are those of IGI from an accounting point of view.

Under IFRS 2, the transaction is measured at the fair value of the common shares deemed to have been issued by IGI for the ownership interest in the Company to be the same as if the transaction had taken the legal form of IGI acquiring 100% of Tiberius. The difference between the fair value equity instruments (common shares and warrants) issued by IGI to Tiberius and the fair value of the later identifiable net assets acquired (representing net cash received by IGI and its former shareholders) represents a bargain purchase. However, since transaction is accounted for under IFRS 2 and the outcome of fair value measurement represents a ‘bargain’ and not an ‘expense’, this does not qualify as a share-based payment for the services received by IGI in connection with the transaction.

The Group incurred listing expenses in the amount of USD 3,366,390 which mainly consist of professional fees (legal, accounting, etc.) and other miscellaneous costs that are directly related to the listing transaction.

19. subsequent events

There have been no material events between 30 June 2020 and the date of this report which are required to be disclosed.